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                                           Filed by MediChem Life Sciences, Inc.
            Pursuant to Rule 425 under the Securities Act of 1933 as Amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                                   Subject Company: MediChem Life Sciences, Inc.
                                                   Commission File No. 000-31781
                  Script of January 8, 2002 Investment Community Conference Call


In connection with the proposed merger, deCODE genetics, Inc. ("deCODE") will file with the Securities and Exchange Commission a registration statement on Form S-4. The registration statement will include a proxy statement of MediChem Life Sciences, Inc. ("MediChem") for a meeting of its shareholders to consider and vote upon the proposed merger. The registration statement will also serve as a prospectus of deCODE with respect to the shares of deCODE to be distributed to shareholders of MediChem in the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT DECODE, MEDICHEM, THE MERGER AND RELATED MATTERS. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC's web site at http://www.sec.gov.

In addition to the proxy statement/prospectus, both deCODE and MediChem file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by deCODE or MediChem at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. deCODE's and MediChem's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

deCODE, MediChem, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders of MediChem with respect to the transactions contemplated by the merger agreement. A description of any interests that MediChem's or deCODE's directors and executive officers have in the proposed merger will be available in the proxy statement/prospectus.

This conference call script contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed acquisition of MediChem by deCODE.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that MediChem's business will not be integrated successfully with that of deCODE, costs related to the merger, failure of the shareholders to approve the merger, risks relating to technology and product development, market acceptance, government regulation and regulatory approval processes, intellectual property rights and litigation, dependence on strategic partners, ability to obtain financing, competitive products and other risks identified in deCODE and MediChem's filings with the Securities and Exchange Commission. deCODE and MediChem are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

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On January 8, 2002, Dr. Kari Stefansson, founder, President, CEO and Chairman of deCODE genetics, Inc., Hannes Smarason, Executive Vice President and Senior Business Officer of deCODE genetics, Inc., and Dr. Michael Flavin, founder, President, CEO and Chairman of MediChem Life Sciences, conducted an investment community conference call.

The following is the script of the presentation delivered on the call. A telephone replay of the conference call is available through January 14, 2002 by calling (800) 475-6701 from the US, or +1 (320) 365-3844 from outside the US and entering the access code of 622119. A webcast replay of the call will also be available through at least January 14, 2002 by clicking on the icon on the "Investor Events" page on deCODE's website www.decode.com, or on CCBN through www.companyboardroom.com.



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MEDICHEM M&A CONFERENCE CALL SCRIPT

[Safe Harbor Statement read by operator]

Good afternoon and good morning to those of you joining us in the U.S. Welcome. My name is Edward Farmer, director of investor relations and communications at deCODE. With me today in Reykjavik are Dr. Kari Stefansson, founder, President, CEO and Chairman of deCODE and Hannes Smarason, Executive Vice President and Senior Business Officer of deCODE. Joining us from Woodridge, Illinois are Dr. Michael Flavin, founder, President, CEO and Chairman of MediChem Life Sciences, Inc., and John Flavin, MediChem's Executive Vice President and Chief Operating Officer.

This morning we issued a press release announcing deCODE's merger with MediChem Life Sciences, Inc. and this conference call is designed to provide you with more background on the merger and to give you an opportunity to ask questions.

The program for today's call will be as follows. First, Hannes Smarason will review the details of the agreement announced today. Dr. Stefansson will then discuss the strategic advantages of the merger, and Dr. Flavin will then discuss MediChem's contribution to the merged company. We will then open the call to questions.

I would also like to remind everyone that today's discussion is likely to refer to our vision of the future and that therefore actual results could differ materially from those described. I refer you to the full safe harbor statements in this morning's press release. We will be filing a proxy statement/prospectus with the Securities and Exchange Commission regarding the merger and all investors and security holders are urged to read it when it is filed. The definitive proxy statement/prospectus should be read before making a decision concerning the merger. This call should not be considered to be an offer to purchase shares of MediChem nor as an offer to sell shares of deCODE.

Hannes?


HANNES SMARASON

Thank you Edward and welcome to all of you.

This is an important day for deCODE. This morning we were pleased to announce the signing of a definitive agreement for deCODE to acquire MediChem Life Sciences, and we wish to take this opportunity to welcome MediChem's staff and its shareholders on board. This acquisition will provide deCODE with comprehensive proteomics and chemistry capabilities to accelerate one of the most important elements in our business strategy: that of developing our growing portfolio of population-validated targets into a pipeline of drugs to treat common diseases. This is an integral part of leveraging our success in population genomics to generate maximum value for our shareholders.

Before turning the call over to Kari I wanted to review the details of the transaction, which has already been approved by the boards of directors of both companies. Under the terms of the agreement, MediChem shareholders will receive
0.3099 shares of newly issued deCODE common stock in exchange for each MediChem share of common stock. Using deCODE's stock price at the close of business yesterday, this would result in a purchase price of $3.04 per share of MediChem common stock and implies an equity value of approximately $83.6 million. On a pro forma basis, MediChem shareholders will own approximately 15.7% of the combined company's capital stock. There is no collar mechanism. The agreement is expected to close in the second quarter of 2002.
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As a result of this transaction, deCODE expects to issue a total of approximately 8.3 million shares of common stock and assume all outstanding MediChem options. The merger will be accounted for using the purchase method of accounting and is expected to be tax-free to MediChem shareholders. The merger is subject to Hart-Scott-Rodino clearance as well as approval by shareholders. deCODE and certain shareholders of MediChem representing approximately 63% of the voting rights of the outstanding MediChem common stock have entered into an agreement by which such shareholders have agreed to vote all of their shares in favor of approval and adoption of the merger agreement. deCODE intends to make the Hart-Scott-Rodino filing later today.

With regard to the financial impact of the transaction, we believe that this acquisition will add significant revenue to deCODE's top line in 2002, and will have a moderate impact on our cash burn. More specific information, however, of the transaction's effect on deCODE's financial performance in 2002 and beyond, is difficult to give with accuracy at this time. It will be affected largely by how we deploy MediChem's resources for internal programs as well as if and then how rapidly we add new contracts in this field.

I would now like to turn the call over to Kari.


KARI STEFANSSON

First I want to take the opportunity to say how pleased I am to be announcing that we will be joining forces with Mike and his team at MediChem. MediChem is an outstanding organization and a great fit for deCODE, and I look forward to what we all believe is a wonderful opportunity for both firms and their shareholders. Together, we aim to make deCODE a fully-integrated biopharmaceutical company, capable of turning our unparalleled record in gene discovery into new drugs to treat the most common diseases in our society. We believe that this integrated platform will maximize the creation of downstream value from our research and capture it for our shareholders.

This acquisition is an important move for deCODE. It is also a logical step in our growth and development and an excellent fit. MediChem has nearly 15 years experience and a focus on one goal: that of streamlining the drug development process for genomics discoveries. We believe that for both companies the merger presents clear strategic advantages for applying our respective skills to build value going forward. The merger reflects our conviction that in creating a true genes-to-drugs company, we are creating a whole that is greater than the sum of its two already valuable parts.

deCODE's business strategy is built around one core competence: using our unique population resources and data mining tools to understand the genetics of common diseases. In this endeavor we have been successful, and I have no hesitation in saying that you would have a very hard time finding another organization anywhere in the world that can match our record when it comes to gene discovery. We are applying these discoveries across our business model to create products for the market - in diagnostics, pharmacogenomics, bioinformatics, and our Clinical Genome Miner. The breadth of our business model provides us with the ability to generate significant revenue from the immediate into the medium and longer term.

Yet the biggest potential upside from our discoveries lies in creating new drugs. Prior to today's announcement we have pursued this in two ways. In June 2001, we signed an agreement with Genmab to jointly develop human monoclonal antibody therapeutics against some of our proprietary targets. We also have our alliance with Roche to develop small-molecule drugs from our discoveries in twelve diseases, and we have thus far been more successful than even we had dared to imagine. But under this alliance Roche assumes most of the risk and retains the greatest upside if any new drugs reach the market. Our
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acquisition of MediChem allows us to create and retain significantly more of the downstream value in our partnerships, and will also give us the ability to use our significant number of proprietary targets to create our own pipeline of small-molecule therapeutics.

The combination with MediChem creates powerful synergies to do this. It brings together our unrivalled gene and target discovery efforts with the right set of proteomics and chemistry skills to create such a pipeline. For deCODE, MediChem is the right fit at the right time.

What deCODE brings to the table is our proven ability to use our unique population approach to genomics to identify novel drug targets. We are now conducting gene isolation projects in 50 diseases and operate the largest high-throughput genotyping operation in the world. Through our population-studies we have mapped or identified genes in more than 20 of the most common complex diseases. We have also recently filed patents on several hundred novel drug targets which we discovered by applying our proprietary data mining tools to the sequence of the human genome. And we are able to place these targets within the context of our population data on dozens of common diseases using our Clinical Genome Miner. This means that deCODE will have the capability to develop one of the broadest pipelines in the industry, built around population-validated targets.

In our downstream programs, over the past year we have expanded deCODE's capabilities to identify and validate targets. Our target discovery group comprises know-how in proteomics and functional genomics, allowing us to identify additional upstream, downstream and proximal targets from our gene discoveries. We also have the capacity to conduct high-throughput screening against our targets and have now identified promising candidates in our work on schizophrenia. Through Encode, our wholly-owned subsidiary, deCODE has the skills and capacity to conduct early stage clinical trials.

MediChem's expertise and capabilities begin right where our own downstream efforts leave off, offering excellent synergies with virtually no overlap. First, MediChem's expertise in proteomics brings us highly-skilled molecular biology and protein crystallography teams, as well as unique technologies for conducting high-throughput and three-dimensional analysis of protein structures. Its subsidiary Advanced X-Ray Analytical Services, for example, will give deCODE access to Argonne National Laboratories' Advanced Photon Source, one of only a handful of tunable X-ray beams in the world. These are unique assets that we can put to work immediately.

And in chemistry, the expertise of MediChem's 107 chemists will provide us with comprehensive capabilities for identifying, optimizing and manufacturing small molecule compounds against our targets. These include lead discovery and optimization, combinatorial, computational and medicinal chemistry, chemical process development and scale-up for clinical trials. MediChem has the capability to manufacture up to 10 kilograms of GLP/GMP standard preclinical and clinical compounds. In addition, the merger brings deCODE state-of-the-art U.S. facilities, including MediChem's 100,000 square foot discovery center in Woodridge, Illinois.

This merger will therefore give deCODE the capacity to develop a fully-integrated discovery to drugs pipeline across its disease and target discovery programs. And it should help us to achieve one of the more elusive goals of genomics - that of actually shortening the drug development process. deCODE is already able to go from family studies in the genetics of common diseases to high-throughput screening against population-validated targets in three years. Utilizing our advanced discovery work in many of our in-house programs like Parkinson's, asthma and psoriasis, I would not be surprised if we had a proprietary candidate in the clinic within 3 years.

I would add that our acquisition of MediChem also brings with it the possibility of generating significant value in the nearer term as well. As I have already said, the goal of this merger is to maximize value from
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our discoveries, and that means that we will not be pursuing all of our opportunities on our own. In a very competitive marketplace, each disease area and candidate compound presents partnership opportunities that we will consider exploiting at the stage in development that makes the most business sense.

In this regard, MediChem's capabilities will enable deCODE to pursue much more lucrative partnerships, with increased value added from our end and therefore with much more upside when it comes to capturing revenue from sales on the market.

We intend not only to continue to provide services to MediChem's existing partners, but also to leverage those relationships to create powerful new alliances with pharmaceutical and biotech companies. MediChem's current client list includes a number of the world's leading companies in the industry, including Pharmacia, Bristol Myers Squibb, Pfizer, Abbott, AstraZeneca, GlaxoSmithKline, Lilly, Amgen, Johnson & Johnson, 3M Pharmaceuticals, Rigel, Neurocrine, Degussa, Elitra and Allergan.

I would also like to make one final point. For all its alliances, capabilities and facilities, MediChem's most valuable asset is its people and we look forward to integrating MediChem's management and staff into the deCODE family.

I would like to close my remarks by underscoring that this is indeed an auspicious day for deCODE. I believe that in adding MediChem's strengths to our own we are creating a powerful, integrated engine for applying genomics to create new products to improve healthcare, and to create value for our shareholders.

I would now like to turn the call over to Dr. Michael Flavin, CEO of MediChem.

Mike?


MICHAEL FLAVIN

Thank you Kari and good morning and welcome to all of you from Chicago.

I just wanted to say how pleased we at MediChem are to be joining forces with deCODE, and to put our skills and experience to work to create what we think will become one of the world's leading genes-to-drugs organizations. I think this is also an excellent opportunity to create value for our shareholders.

I would like to echo Kari and Hannes' view that deCODE is an exceptionally good fit for MediChem. deCODE has a proven and unparalleled platform for generating gene discoveries and targets from population genetics. What MediChem provides are the technologies, people and facilities to bring these discoveries much further downstream and capture maximum value from the major potential upside in genomics, which is proprietary drug development.

Since our founding in 1987, we have been pioneers in providing integrated drug discovery and development services to the biopharmaceutical industry. We have built up cutting-edge, integrated chemistry expertise from lead identification all the way through to scale-up. With our extensive experience we have built up a client list that we are proud to say features a range of industry leaders.
More recently, we have been very actively complementing our chemistry capabilities with structural biology expertise and technologies. We have brought these two elements together with a single-minded focus: to streamline the process of turning genomics discoveries into candidate drugs ready for clinical trials.
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In coming together with deCODE, we believe that we will be able to leverage this capacity and create a company that can efficiently develop its own pipeline of new small-molecule drugs. As part of an integrated genes-to-drugs company we will also be able to capture more value from new drug discovery collaborations, by providing proprietary content and by enabling us to partner at more advanced stages of the development process. Because of the tight synergy between deCODE's and MediChem's areas of expertise, and the lack of overlap in technologies, facilities or personnel, we believe that the integration process will be smooth. This will allow us to continue to serve our existing clients at the same time we begin downstream work on deCODE's target portfolio.

Again, this merger is an excellent opportunity to create one of the world's leading biopharmaceutical companies, and to maximize MediChem's ability to generate value for shareholders. We are very much looking forward to working with the deCODE team.


KARI STEFANSSON

Thank you, Mike.

I would now like to turn the call over to questions.

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